UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. Name and Address of Reporting Person* Crews David	2.Issuer Name and Ticker or Trading Symbol Cytomedix, Inc. CYME		6. Relationship of Reporting Person(s) to Issuer (check all applicable) [X] Director [ ] 10% Owner [ ] Officer [ ] Other: (give title below)
(Last) (First) 2000 Union National Plaza, 124 West Capitol
(Street) Little Rock, AR 72201	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 03/11/2003	7. Individual or Joint/Group Filing [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)		5.If Amendment, Date of Original N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A or D	Price
Common Stock	03/11/2003		P		10,000	A	$1.00 per share	280,946	I	276,194 shares - By self as trustee for David Paul Crews Living Revocable Trust; 4,752 shares - By Children
Common Stock	01/10/2003		L	V	3,000	A	$.98 per share	280,946		276,194 shares - By self as trustee for David Paul Crews Living Revocable Trust; 4,752 shares - By Children
Common Stock	12/20/2002		A		5,043	A	Note 1	280,946	I	276,194 shares - By self as trustee for David Paul Crews Living Revocable Trust; 4,752 shares - By Children
Series B Convertible Preferred Stock	12/20/2002		A		5,043	A	Note 1	102,484	I	By self as trustee for David Paul Crews Living Revocable Trust
Common Stock	11/15/2002		L		200	A	$.80 per share	277,946	I	276,194 shares - By self as trustee for David Paul Crews Living Revocable Trust; 4,752 shares - By Children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Explanation of Responses:

Note 1 - Under the Plan of Reorganization, each holder of a Cytomedix 10% Note was entitled to receive one share of either Common Stock or Series B Convertible Preferred Stock in exchange for every dollar owed under the 12% Note.  This reporting person held a note with a principal balance of $175,000 plus accrued interest of $29,968.75.  This reporting person elected to receive fifty percent of his claim in Common Stock and receive the remaining fifty percent in Series B Convertible Preferred Stock.  This reporting person was issued stock for interest in the amount of $19,882 and was therefore owed shares for the remaining $10,086 in interest owed (5,043 shares of Common Stock and 5,043 shares of Series B Convertible Preferred Stock).

Note 2 - No changes in derivative securities.

David Crews

/s/David Crews

**Signature of Reporting Person

Date: March 12, 2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).